UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-33190

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended	March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

McEwen Mining Inc.
Full Name of Registrant

N/A
Former Name if Applicable

150 King Street West, Suite 2800
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M5H 1J9
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

McEwen Mining Inc. (the “Company”) needs additional time to finalize the calculation of a non-cash impairment charge in the Statement of Operations related to its investment in the Gold Bar property in Nevada. As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, significant differences have been observed between the modeled and actual ore tonnage and grade mined from the Gold Bar deposit. Due to these differences, the Company has been evaluating the mine plan and its effect on estimated reserves. The Company now believes that this evaluation will require a reduction in the estimated reserves at Gold Bar and a related impairment charge to its investment in the Gold Bar property.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Babiarz, Esq.	303	256-2749
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Company expects that a significant impairment charge to its results of operations will be necessary. At this time, however, the Company is unable to quantify the amount of the charge with a sufficient degree of confidence.

McEwen Mining Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2020	By	/s/ Andrew Iaboni
Andrew Iaboni, Vice President, Finance